

December 15, 2010

Via U.S. Mail and Facsimile (011)-86-21 5080-5132

Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People's Republic of China

Re: **Shanda Interactive Entertainment Limited**
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed May 20, 2010
File No. 000-50705

Dear Ms. Wu:

We have reviewed your letter dated November 5, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 22, 2010.

Risk Factors

Other Risks Related to Our Businesses

While we believe that we currently have adequate internal control procedures in place . . ., page 31

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. First, in connection with your process to determine whether your internal control over financial reporting was

effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

2. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

3. With regard to the maintenance of your books and records in accordance with U.S. GAAP, please describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

4. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   - the nature of his or her contractual or other relationship to you;
   - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant and
   - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

5. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   - the name and address of the accounting firm or organization;
   - the qualifications of their employees who perform the services for your company;
   - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you and
   - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

6. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Risks Relating to Our Online Game Business

The laws and regulations governing the online entertainment industry in China are developing . . ., page 35

7.   We note your response to prior comment 2 where you indicate that you "do not believe the restrictions imposed by the GAPP Circular 2009 are so severe that they cast significant doubt on [y]our ability to direct the activities of [y]our VIEs…" We further note your statement indicating that "as a detailed interpretation of the GAPP Circular 2009 has not been issued, it is not yet clear how this circular will be implemented." Please explain how you determined that your contractual agreements continue to satisfy PRC laws and regulations in light of the specific language in the GAPP Circular 2009. In this regard, to the extent there is a reasonable possibility of a loss related to loss of control of any PRC entity now consolidated, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

Item 16A. Audit Committee Financial Expert, page 113

8.   We note your disclosure that Mr. Jingsheng Huang qualifies as an Audit Committee Financial Expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief